

Mail Stop 7010

April 2, 2008

via U.S. mail

Mr. Michael Hart, President
AMG Oil Ltd.
2800 – 600 17th Street
South Denver, CO 80202-5402

> **Re:** **AMG Oil Ltd.**
> **Registration Statement on Form S-4**
> **Filed March 6, 2008**
> **File No. 333-149574**

Dear Mr. Hart:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that it is contemplated that your "continuation" under the Canada Business Corporations Act will take place after the effectiveness of your registration statement. Please confirm that AMG Oil Ltd., the Canadian corporation ("AMG Oil Canada"), will file a post-effective amendment following the continuation to adopt the statements of AMG Oil Ltd., the Nevada corporation ("AMG Oil Nevada"). See Rule 414.

Risk Factors, page 8

2.   Please expand your risk factors discussion regarding risks associated with the
        continuation to address all significant risks. See Item 503(c) of Regulation S-K.
        For example, this section should address how the continuation will affect your
        reporting obligations under U.S. securities laws and your U.S. shareholders'
        ability to effect service of process on you, your officers or your directors.
        Similarly, include a risk factor discussing the impact to shareholders resulting
        from the proposed change in your articles of incorporation from authorized capital
        of 100,000,000 common shares to an unlimited number of common shares.

Continuation Proposal, page 11

3.   We note your disclosure that your plan of conversion and continuation will be
        considered at your meeting of shareholders. A vote for the continuation also
        constitutes a vote for the adoption of the series of new provisions in the charter of
        AMG Oil Canada.

        Please determine which of the AMG Oil Canada charter provisions applicable as a
        result of the continuation constitute an adverse change to the rights shareholders
        currently enjoy. Consistent with the requirements of Rule 14a-4(a)(3), please
        revise the form of proxy so that it identifies clearly and impartially each separate
        matter intended to be acted upon, whether or not related to or conditioned on the
        approval of other matters. For example, we note that the Articles of Continuance
        of AMG Oil Canada will provide for authorized capital of an unlimited number of
        common shares, and that AMG Oil Nevada's articles of incorporation presently
        provide for authorized capital of 100,000,000 shares of common stock. Please
        also confirm that your proxy card conforms with Rule 14a-4(a)(3). If you believe
        this is not necessary, please provide us with analysis explaining why you are not
        required to unbundle the proposals. In addition, please file your proxy card as an
        exhibit.

4.   In making the revisions outlined above, please ensure that you include disclosure
        that informs shareholders of the consequences of approving a particular proposal,
        while disapproving of another.

Signatures, page 76

5.   Your filing should be signed by your principal executive officer or officers,
        principal financial officer and controller or principal accounting officer. In your
        amended filing, please indicate, such as by parenthetical, who is signing in each
        such capacity.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: L. Nicholson

        via facsimile
        Michael H. Taylor, Esq.
        (604) 893-2669